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SI 08032499 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38442

SEC Mail Processing Section

SEP 02 2008

Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAZENAVE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMBARCADERO CENTER, SUITE 500, PMB #5160
(No. and Street)

SAN FRANCISCO, (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM CARSON (303)954-9879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAORO ZYDEL & HOLLAND LLP
(Name – *if individual, state last, first, middle name*)

135 MAIN STREET, 9TH FLOOR (Address) SAN FRANCISCO, (City) CA (State) 94105 (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAZENAVE & COMPANY, INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Colorado
County of Adams
Subscribed and sworn to before me
this 19 day of August, 2008

Notary Public

Notary Public

Signature

Financial Principal
Title

My Commission Expires 07/27/09
5130 W. 120th Ave.
Westminster, CO 80020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

CAZENAVE & COMPANY, INC.

June 30, 2008

CONTENTS

DAORO ZYDEL & HOLLAND LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cazenave & Company, Inc.

We have audited the accompanying statement of financial condition of Cazenave & Company, Inc. as of June 30, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cazenave & Company, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel + Holland LLP

San Francisco, California
August 28, 2008

Cazenave & Company, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2008

ASSETS

Cash	$	26,612
Accounts receivable		8,000
Note receivable - stockholder		10,702
Other assets		2,381
Property and equipment (net of accumulated depreciation of $580)		7,385
	$	55,080

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses	$	870
Payroll taxes payable		1,966
Total liabilities		2,836
STOCKHOLDERS' EQUITY		
Common stock - (no par value; 100 shares authorized, issued and outstanding)		6,500
Additional paid in capital		93,081
Accumulated deficit		(47,337)
Total stockholders' equity		52,244
	$	55,080

The accompanying notes are an integral part of this statement.

Cazenave & Company, Inc.

STATEMENT OF OPERATIONS

Year ended June 30, 2008

REVENUES	
Underwriting and consulting income	$ 317,785
Interest income	357
Other income	35,000
Total revenue	353,142
OPERATING EXPENSES	
Underwriting and consulting fees	244,488
Professional fees	35,996
Salaries	26,000
FINRA fees	5,344
Travel and entertainment	13,744
Occupancy	4,242
Other operating expenses	6,909
Payroll taxes	2,301
Depreciation expense	580
Total expenses	339,604
Income before income taxes	13,538
Income tax provision	-
NET INCOME	$ 13,538

The accompanying notes are an integral part of this statement.

Cazenave & Company, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended June 30, 2008

	Common Stock	Additional Paid In Capital	Accumulated Deficit
Balance at beginning of year	$ 6,500	$ 93,081	$ (60,875)
Net Income	-	-	13,538
Balance at end of year	$ 6,500	$ 93,081	$ (47,337)

The accompanying notes are an integral part of this statement.

Cazenave & Company, Inc.

STATEMENT OF CASH FLOWS

Year ended June 30, 2008

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:	
Net income	$ 13,538
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	580
Changes in operating assets and liabilities:	
Increase in accounts receivable	(8,000)
Increase in interest due from shareholder	(357)
Decrease in other assets	1,657
Decrease in accrued expenses	(1,444)
Net cash provided by operating activities	5,974
CASH FLOWS FROM (TO) INVESTING ACTIVITIES	
Purchase of property and equipment	(7,965)
Net cash used in investing activities	(7,965)
NET DECREASE IN CASH	(1,991)
Cash - beginning of year	28,603
Cash - end of year	$ 26,612

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cazenave & Company, Inc., a California corporation (the "Company"), is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and licensed by the Securities and Exchange Commission (SEC). The Company primarily derives commissions and underwriting revenues from several institutional investors.

1. Accounting Policies

The Company derives income from marketing private placement Reg D offerings to financial institutions, high net worth individuals, and public pension funds. The Company has no clearing relationships with any FINRA broker dealers. Commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

2. Cash

The Company maintains cash deposits with one bank located in San Francisco, California. At times, such deposits exceed applicable insurance limits.

3. Concentration of Revenue

At June 30, 2008, the Company had two major customers, which comprised 50% of the Company's revenue for the year.

4. Trade Accounts Receivable

Trade accounts receivable are reported at the amount management expects to collect from balances outstanding at year end.

5. Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Use of Estimates (continued)

expenses during the reporting period. Actual results could differ from those estimates.

6. Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not.

7. Depreciation and Amortization

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on accelerated methods.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2008, the Company's net capital amounted to $31,776 which exceeded the requirement by $26,776.

NOTE C - INCOME TAXES

The income tax provision consists of the following:

Currently payable	$ 3,228
Tax benefit of net operating loss carryforward	(3,228)
	$ -

The Company's total deferred tax asset and deferred tax asset valuation allowance at June 30, 2008 are as follows:

Total deferred tax asset	$ 16,076
Less valuation allowance	(16,076)
Net deferred tax asset	$ -

Deferred income taxes result from differences between financial and tax reporting. The differences primarily relate to operating losses that are available to offset future taxable income.

The Company has operating loss carryforwards available to offset taxable income which expire as follows:

	Federal	State
2014	$ -	$ 17,748
2016	-	18,994
2017	-	52,786
2024	2,548	-
2026	19,794	-
2027	53,586	-
	$ 75,928	$ 89,528

NOTE D - RELATED PARTY TRANSACTION

The Company has a note receivable from a stockholder with a principal balance of $10,000. The note is due on demand and was paid in full, including $702 of accrued interest, in August, 2008.

SUPPLEMENTAL INFORMATION

Cazenave & Company, Inc.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2008

Net Capital:		
Total stockholders' equity		$ 52,244
Less: Non-allowable assets		
Due from shareholder	$ 10,702	
Other assets	2,381	
Property and equipment	7,385	
Total Non-allowable assets		20,468
Net capital		31,776
Net minimum capital requirement of 6.67% of aggregate indebtedness of $2,836 or $5,000, whichever is greater		5,000
Excess net capital		$ 26,776

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)

Net capital, as reported in Company's Part II of Form X-17A-5	$ 23,776
Record accounts receivable	8,000
Net capital per above computation	$ 31,776

Cazenave & Company, Inc.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the year ended June 30, 2008

Not applicable

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

Not applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Cazenave & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cazenave & Company, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange

Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
August 28, 2008